UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 01, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR BATCHES:

Exhibit No. 1	Additional Listing dated 03 March 2025
Exhibit No. 2	Transaction in Own Shares dated 03 March 2025
Exhibit No. 3	Total Voting Rights dated 03 March 2025
Exhibit No. 4	Transaction in Own Shares dated 04 March 2025
Exhibit No. 5	Transaction in Own Shares dated 05 March 2025
Exhibit No. 6	Transaction in Own Shares dated 06 March 2025
Exhibit No. 7	Transaction in Own Shares dated 07 March 2025
Exhibit No. 8	Transaction in Own Shares dated 10 March 2025
Exhibit No. 9	Transaction in Own Shares dated 11 March 2025
Exhibit No. 10	Transaction in Own Shares dated 12 March 2025
Exhibit No. 11	Director/PDMR Shareholding dated 12 March 2025
Exhibit No. 12	Transaction in Own Shares dated 13 March 2025
Exhibit No. 13	Transaction in Own Shares dated 14 March 2025
Exhibit No. 14	Transaction in Own Shares dated 17 March 2025
Exhibit No. 15	Director/PDMR Shareholding dated 17 March 2025
Exhibit No. 16	Transaction in Own Shares dated 18 March 2025
Exhibit No. 17	Transaction in Own Shares dated 19 March 2025
Exhibit No. 18	Transaction in Own Shares dated 20 March 2025
Exhibit No. 19	Transaction in Own Shares dated 21 March 2025
Exhibit No. 20	Transaction in Own Shares dated 24 March 2025
Exhibit No. 21	Transaction in Own Shares dated 25 March 2025
Exhibit No. 22	Transaction in Own Shares dated 26 March 2025
Exhibit No. 23	Transaction in Own Shares dated 27 March 2025
Exhibit No. 24	Transaction in Own Shares dated 28 March 2025
Exhibit No. 25	Transaction in Own Shares dated 31 March 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 01, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

3 March 2025

Barclays PLC

Blocklisting

Barclays PLC (the 'Company') announces that an application has been made to the Financial Conduct Authority and the London Stock Exchange for the block listing of 20,000,000 ordinary shares of 25 pence each in the capital of the Company (the 'Shares') to be admitted to the Official List and to trade on the London Stock Exchange.

The Shares will be issued and allotted under the Barclays Group Share Value Plan.

When issued, the Shares will rank equally with the existing issued Shares of the Company.

Admission is expected to be effective on 4 March 2025.

- ENDS

For further information, please contact:

Investor Relations                                           Media Relations
Marina Shchukina                                            Jon Tracey
+44 (0) 20 7116 2526                                      +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays

Exhibit No. 2

3 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	28 February 2025
Number of ordinary shares purchased:	2,885,000
Highest price paid per share:	309.0500p
Lowest price paid per share:	297.6000p
Volume weighted average price paid per share:	305.3199p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,382,253,906 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,382,253,906 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9739Y_1-2025-2-28.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 41,243,285 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 302.3187p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 3

3 March 2025

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 28 February 2025, Barclays PLC's issued share capital consists of 14,382,253,906 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 14,382,253,906 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -
For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 4

4 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	3 March 2025
Number of ordinary shares purchased:	2,827,000
Highest price paid per share:	315.5500p
Lowest price paid per share:	305.6500p
Volume weighted average price paid per share:	311.3279p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,379,469,985 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,379,469,985 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1755Z_1-2025-3-3.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 44,070,285 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 302.8966p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 5

5 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	4 March 2025
Number of ordinary shares purchased:	1,961,000
Highest price paid per share:	308.3000p
Lowest price paid per share:	291.2500p
Volume weighted average price paid per share:	298.1974p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,377,584,418 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,377,584,418 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3547Z_1-2025-3-4.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 46,031,285 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 302.6964p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 6

6 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	5 March 2025
Number of ordinary shares purchased:	5,267,000
Highest price paid per share:	312.3000p
Lowest price paid per share:	301.6500p
Volume weighted average price paid per share:	306.4933p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,372,346,584 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,372,346,584 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5417Z_1-2025-3-5.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 51,298,285 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 303.0862p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 7

7 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	6 March 2025
Number of ordinary shares purchased:	5,075,000
Highest price paid per share:	310.9000p
Lowest price paid per share:	304.2000p
Volume weighted average price paid per share:	308.3168p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,382,395,155 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,382,395,155 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7262Z_1-2025-3-6.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 56,373,285 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 303.5571p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 8

10 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	7 March 2025
Number of ordinary shares purchased:	2,008,000
Highest price paid per share:	306.5500p
Lowest price paid per share:	298.5500p
Volume weighted average price paid per share:	302.9059p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,381,428,537 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,381,428,537 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9027Z_1-2025-3-7.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 58,381,285 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 303.5347p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 9

11 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	10 March 2025
Number of ordinary shares purchased:	5,155,000
Highest price paid per share:	300.5500p
Lowest price paid per share:	280.2500p
Volume weighted average price paid per share:	287.9216p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,376,294,683 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,376,294,683 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0864A_1-2025-3-10.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 63,536,285 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 302.2680p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 10

12 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	11 March 2025
Number of ordinary shares purchased:	5,411,861
Highest price paid per share:	284.9000p
Lowest price paid per share:	277.9000p
Volume weighted average price paid per share:	280.7376p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,370,889,244 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,370,889,244 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2666A_1-2025-3-11.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 68,948,146 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 300.5780p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 11

12 March 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility ("PDMRs") in

●                         ordinary shares of the Company with a nominal value of 25 pence each ("Shares"); and

●                          American Depositary Shares of the Company (each representing four Shares) ("ADSs")

1.   On 10 March 2025 the Company was notified of the grant of conditional awards to acquire Shares under the Barclays Group Share Value Plan ("SVP") in respect of the deferred Share portion of PDMRs' variable remuneration for 2024, with a grant date of 7 March 2025.

Director/ PDMR	SVP (Shares)	Gross value at award (£)
C.S. Venkatakrishnan	378,918	£1,109,500
Anna Cross	228,136	£668,000
Alistair Currie	348,947	£950,000
Stephen Dainton	472,326	£1,287,500
Cathal Deasy	811,667	£2,212,500
Matthew Fitzwater	140,573	£375,000
Matthew Hammerstein	480,420	£1,300,000
Adeel Khan	1,485,764	£4,050,000
Vim Maru	458,569	£1,250,000
Denny Nealon	187,133	£525,583
Tristram Roberts	410,877	£1,120,000
Taalib Shaah	568,625	£1,550,000
Stephen Shapiro	142,419	£400,000
Sasha Wiggins	285,515	£775,000
Taylor Wright	1,689,950	£4,606,584
Total	8,089,839	£22,179,667

In line with our standard approach, the number of Shares awarded is based on the 10 a.m. Share price on the London Stock Exchange on 7 March 2025 of £3.049, adjusted from the spot rate at grant to reflect the absence of dividend equivalents during the deferral period.

2.   On 10 March 2025 the trustee of the Barclays Group (PSP) Employees' Benefit Trust ("Trustee") notified the Company that on 7 March 2025 it delivered Shares in respect of the delivery of the non-deferred Share portion of PDMRs' variable remuneration for the 2024 performance year (the Share Incentive Award (Holding Period) Shares ("SIA (HP)")). The Shares are subject to a 12 month holding period during which they cannot be charged, pledged, transferred or otherwise encumbered.

Director/ PDMR	Gross - SIA (HP) (Shares)	SIA (HP) (Shares) sold to cover tax and social security liability	Net - SIA (HP) (Shares)	Gross value (£)	Net value (£)
Alistair Currie	65,595	30,829	34,766	£200,000	£106,000
Stephen Dainton	65,595	30.829	34,766	£200,000	£106,000
Cathal Deasy	65,595	30,829	34,766	£200,000	£106,000
Matthew Fitzwater	65,595	30,829	34,766	£200,000	£106,000
Matthew Hammerstein	65,595	30,829	34,766	£200,000	£106,000
Adeel Khan	65,595	30,829	34,766	£200,000	£106,000
Vim Maru	65,595	30,829	34,766	£200,000	£106,000
Denny Nealon	68,444	25,146	43,298	£208,686	£132,015
Tristram Roberts	65,595	30,829	34,766	£200,000	£106,000
Taalib Shaah	65,595	30,829	34,766	£200,000	£106,000
Stephen Shapiro	65,595	30,829	34,766	£200,000	£106,000
Sasha Wiggins	65,595	30,829	34,766	£200,000	£106,000
Taylor Wright	68,444	32,209	36,235	£208,686	£110,479
Total	858,433	396,474	461,959	£2,617,362	£1,408,494

The number of Shares delivered is based on the 10 a.m. Share price on the London Stock Exchange on 7 March 2025 of £3.049.

3.   On 10 March 2025 the Trustee notified the Company that on 7 March 2025 it delivered Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration for the three month period to 31 March 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

Director/ PDMR	Gross - Fixed Pay (Shares)	Shares sold to cover income tax and social security liability	Net - Fixed Pay (Shares)	Gross value (£)	Net value (£)
C.S. Venkatakrishnan	120,818	63,429	57,389	£368,375	£174,979
Anna Cross	75,639	35,550	40,089	£230,625	£122,231
Alistair Currie	49,196	23,122	26,074	£150,000	£79,500
Stephen Dainton	111,716	52,506	59,210	£340,625	£180,531
Cathal Deasy	105,567	49,616	55,951	£321,875	£170,595
Matthew Fitzwater	24,598	11,561	13,037	£75,000	£39,750
Matthew Hammerstein	28,337	13,318	15,019	£86,400	£45,793
Adeel Khan	118,891	55,878	63,013	£362,500	£192,127
Vim Maru	40,997	19,268	21,729	£125,000	£66,252
Denny Nealon	10,520	3,865	6,655	£32,076	£20,291
Tristram Roberts	63,729	29,952	33,777	£194,312	£102,986
Taalib Shaah	57,395	26,975	30,420	£175,000	£92,751
Stephen Shapiro	28,697	13,487	15,210	£87,500	£46,375
Sasha Wiggins	18,448	8,670	9,778	£56,250	£29,813
Taylor Wright	94,491	44,467	50,024	£288,104	£152,523
Total	949,039	451,664	497,375	£2,893,642	£1,516,496

The number of Shares delivered is based on the 10 a.m. Share price on the London Stock Exchange on 7 March 2025 of £3.049.

4.   On 10 March 2025 the Trustee notified the Company that on 7 March 2025 it delivered Shares in respect of the release of Share awards granted in prior years under:
a.   the Barclays Long Term Incentive Plan ("LTIP");
b.   the SVP;
c.   the Deferred Share Value Plan ("DSVP"); and
d.   the Joiner Share Value Plan ("JSVP").

Director/ PDMR	SVP/DSVP/ JSVP (Shares)	LTIP (Shares)	Total Gross (Shares)	Gross value (£)	Shares sold to cover income tax and social security liability, and net JSVP shares sold	Total net (Shares)	Net value (£)
C.S. Venkatakrishnan	1,300,627	408,404	1,709,031	£5,210,836	892,983	816,048	£2,488,130
Anna Cross	582,461	0	582,461	£1,775,924	273,756	308,705	£941,242
Alistair Currie	330,521	0	330,521	£1,007,759	155,344	175,177	£534,115
Stephen Dainton	943,781	0	943,781	£2,877,588	443,577	500,204	£1,525,122
Cathal Deasy	376,135	0	376,135	£1,146,836	190,870	185,265	£564,873
Matthew Fitzwater	82,792	0	82,792	£252,433	38,912	43,880	£133,790
Matthew Hammerstein	352,704	0	352,704	£1,075,394	165,770	186,934	£569,962
Adeel Khan	2,444,039	0	2,444,039	£7,451,875	1,148,698	1,295,341	£3,949,495
Vim Maru	96,700	0	96,700	£294,838	45,449	51,251	£156,264
Denny Nealon	187,202	0	187,202	£570,779	68,778	118,424	£361,075
Tristram Roberts	569,052	0	569,052	£1,735,040	267,454	301,598	£919,572
Taalib Shaah	477,750	0	477,750	£1,456,660	224,542	253,208	£772,031
Stephen Shapiro	174,842	0	174,842	£533,093	82,175	92,667	£282,542
Sasha Wiggins	145,904	0	145,904	£444,861	68,574	77,330	£235,779
Taylor Wright	534,862	0	534,862	£1,630,794	251,706	283,156	£863,343
Total	8,599,372	408,404	9,007,776	£27,464,709	4,318,588	4,689,188	£14,297,334

The number of Shares delivered is based on the 10 a.m. Share price on the London Stock Exchange on 7 March 2025 of £3.049.

5.   On 10 March 2025 and 11 March 2025 the Company was notified of a sale of shares by a PDMR

  6.   On 10 March 2025, the trustee of the Barclays Group Employees' Benefit Trust notified the Company that on 7 March 2025 it delivered ADSs in respect of the Global Share Purchase Plan.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1. Barclays Group Share Value Plan ("SVP")

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in two tranches over two years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.928 per Share	378,918
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in two tranches over two years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.928 per Share	228,136
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.722 per Share	348,947
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	President of Barclays Bank PLC and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.725 per Share	472,326
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.725 per Share	811,667
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.667 per Share	140,573
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, UK Corporate Bank and Head of Public Policy & Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.705 per Share	480,420
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.725 per Share	1,485,764
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.725 per Share	458,569
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & Barclays Bank Delaware
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.808 per Share	187,133
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.725 per Share	410,877
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.725 per Share	568,625
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.808 per Share	142,419
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	CEO, Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.714 per Share	285,515
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.725 per Share	1,689,950
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	Outside a trading venue

2.  Share Incentive Award (Holding Period) Shares ("SIA (HP)"))

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	65,595
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	30,829
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	President of Barclays Bank PLC and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	65,595
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	30,829
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	65,595
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	30,829
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	65,595
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	30,829
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, UK Corporate Bank and Head of Public Policy & Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	65,595
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	30,829
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	65,595
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	30,829
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	65,595
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	30,829
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & Barclays Bank Delaware
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	68,444
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	25,146
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	65,595
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	30,829
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	65,595
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	30,829
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	65,595
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	30,829
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	CEO, Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	65,595
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	30,829
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	68,444
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	32,209
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

3.  Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	120,818
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	63,429
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 24 May 2022. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	75,639
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	35,550
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	49,196
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	23,122
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	President of Barclays Bank PLC and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 February 2024. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	111,716
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	52,506
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 February 2024. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	105,567
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	49,616
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 12 November 2024. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	24,598
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	11,561
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, UK Corporate Bank and Head of Public Policy & Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	28,337
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	13,318
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 February 2024. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	118,891
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	55,878
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 21 February 2023. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	40,997
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	19,268
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & Barclays Bank Delaware
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 February 2024. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	10,520
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
		Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	3,865
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	63,729
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	29,952
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 17 November 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	57,395
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	26,975
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 27 August 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	28,697
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	13,487
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	CEO, Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 June 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	18,448
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	8,670
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 26 February 2024. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	94,491
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	44,467
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

4.a. LTIP

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the delivery of Shares relating to the Barclays Long Term Incentive Plan ("LTIP"), such Shares being subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	408,404
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the LTIP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	214,412
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

4.b. SVP

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	886,319
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	465,317
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	475,061
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	223,278
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	157,362
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	73,960
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	President of Barclays Bank PLC and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	538,741
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	253,208
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	349,555
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	164,290
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	82,792
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	38,912
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, UK Corporate Bank and Head of Public Policy & Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	174,238
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	81,891
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	1,382,191
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	649,629
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	64,489
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	30,309
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & Barclays Bank Delaware
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	137,106
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	50,372
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	298,095
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	140,104
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	297,926
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	140,025
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	120,245
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	56,515
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	CEO, Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	134,706
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	63,311
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	534,862
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	251,706
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

4.c. DSVP

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	414,308
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	213,253
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	107,400
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	50,477
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	173,159
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049cper Share	81,384
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	President of Barclays Bank PLC and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	405,040
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	190,368
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, UK Corporate Bank and Head of Public Policy & Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	178,466
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	83,879
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	1,061,848
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	499,068
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & Barclays Bank Delaware
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	50,096
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	18,405
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	270,957
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	127,349
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	179,824
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	84,517
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	54,597
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	25,660
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	CEO, Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	11,198
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	5,263
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

4.d. JSVP

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Joiner Share Value Plan ("JSVP").

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	26,580
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the JSVP and sale of the residual net JSVP shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	26,580
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Joiner Share Value Plan ("JSVP"). The Shares are subject to a holding period with restrictions lifting after 12 or 24 months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.049 per Share	32,211
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the JSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.049 per Share	15,139
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

5. Sale of Shares

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	President of Barclays Bank PLC and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.040 per Share	390,629
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£2.920 per Share	81,558
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-10
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, UK Corporate Bank and Head of Public Policy & Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.039 per Share	286,642
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Heads of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.042 per Share	1,103,581
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Heads of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£2.906 per Share	421,390
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-10
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & Barclays Bank Delaware
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£2.902 per Share	84,535
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-10
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£2.865 per Share	257,282
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-10
f)	Place of the transaction	London Stock Exchange (XLON)

6.GSP Vest

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & Barclays Bank Delaware
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADSs US06738E2046
b)	Nature of the transaction	The trustee of the Barclays Group Employees' Benefit Trust delivered ADSs to the individual described above. The ADSs delivered are in respect of Global Share Purchase Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$15.94 per ADS	40
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-07
f)	Place of the transaction	Outside a trading venue

For further information please contact:

Investor Relations                                                                                                                                                              Media Relations

Marina Shchukina +44 (0) 20 7116 2526                                                                                                                          Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 12

13 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	12 March 2025
Number of ordinary shares purchased:	3,050,000
Highest price paid per share:	294.1000p
Lowest price paid per share:	286.5500p
Volume weighted average price paid per share:	291.0074p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,367,863,924 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,367,863,924 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4524A_1-2025-3-12.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 71,998,146 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 300.1726p per ordinary share.

- ENDS -

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Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 13

14 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	13 March 2025
Number of ordinary shares purchased:	2,090,000
Highest price paid per share:	295.7500p
Lowest price paid per share:	286.8500p
Volume weighted average price paid per share:	291.1159p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,365,836,222 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,365,836,222 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6433A_1-2025-3-13.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 74,088,146 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 299.9171p per ordinary share.

- ENDS -

For further information, please contact:

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Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 14

17 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	14 March 2025
Number of ordinary shares purchased:	3,010,000
Highest price paid per share:	295.3000p
Lowest price paid per share:	285.9000p
Volume weighted average price paid per share:	291.6676p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,362,855,210 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,362,855,210 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8238A_1-2025-3-14.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 77,098,146 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 299.5950p per ordinary share.

- ENDS -

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Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 15

17 March 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility ("PDMRs") in

●                            ordinary shares of the Company with a nominal value of 25 pence each ("Shares"); and

●                            American Depositary Shares of the Company (each representing four Shares) ("ADSs")

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares ("ADSs") US06738E2046
b)	Nature of the transaction	Receipt of ADSs following conversion of Shares held through Barclays Wealth Nominees Limited/Solium Trustee (UK) Limited
c)	Price(s) and volume(s)	Price(s)	Volume(s) of ADSs
		Not applicable	171,084
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-13
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£2.916 per Share	185,862
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-03-14
f)	Place of the transaction	London Stock Exchange (XLON)
For further information please contact:
Investor Relations		Media Relations
Marina Shchukina +44 (0) 20 7116 2526		Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 16

18 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	17 March 2025
Number of ordinary shares purchased:	5,240,000
Highest price paid per share:	295.6000p
Lowest price paid per share:	291.7000p
Volume weighted average price paid per share:	293.5773p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,357,653,239 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,357,653,239 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0122B_1-2025-3-17.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 82,338,146 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 299.2120p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 17

19 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	18 March 2025
Number of ordinary shares purchased:	5,100,000
Highest price paid per share:	304.5000p
Lowest price paid per share:	295.3500p
Volume weighted average price paid per share:	301.5289p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,352,570,523 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,352,570,523 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1945B_1-2025-3-18.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 87,438,146 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 299.3472p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 18

20 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	19 March 2025
Number of ordinary shares purchased:	2,900,000
Highest price paid per share:	306.0000p
Lowest price paid per share:	299.6500p
Volume weighted average price paid per share:	303.0992p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,349,777,033 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,349,777,033 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3827B_1-2025-3-19.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 90,338,146 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 299.4676p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 19

21 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	20 March 2025
Number of ordinary shares purchased:	2,015,000
Highest price paid per share:	306.8500p
Lowest price paid per share:	298.8000p
Volume weighted average price paid per share:	302.2860p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,347,795,836 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,347,795,836 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5763B_1-2025-3-20.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 92,353,146 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 299.5291p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 20

24 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	21 March 2025
Number of ordinary shares purchased:	2,065,000
Highest price paid per share:	301.7000p
Lowest price paid per share:	293.2000p
Volume weighted average price paid per share:	296.1185p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,345,792,660 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,345,792,660 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7564B_1-2025-3-21.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 94,418,146 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 299.4545p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 21

25 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	24 March 2025
Number of ordinary shares purchased:	2,892,540
Highest price paid per share:	305.8000p
Lowest price paid per share:	301.3500p
Volume weighted average price paid per share:	303.7338p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,342,960,580 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,342,960,580 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9533B_1-2025-3-24.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 97,310,686 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 299.5817p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 22

26 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	25 March 2025
Number of ordinary shares purchased:	2,865,000
Highest price paid per share:	308.6500p
Lowest price paid per share:	305.3500p
Volume weighted average price paid per share:	307.2658p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,340,171,401 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,340,171,401 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1387C_1-2025-3-25.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 100,175,686 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 299.8015p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 23

27 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	26 March 2025
Number of ordinary shares purchased:	1,973,701
Highest price paid per share:	311.4000p
Lowest price paid per share:	304.5000p
Volume weighted average price paid per share:	308.4768p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,338,281,874 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,338,281,874 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3829C_1-2025-3-26.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 102,149,387 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 299.9691p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 24

28 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	27 March 2025
Number of ordinary shares purchased:	2,015,000
Highest price paid per share:	305.4500p
Lowest price paid per share:	298.9000p
Volume weighted average price paid per share:	302.5239p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,336,289,214 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,336,289,214 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5896C_1-2025-3-27.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 104,164,387 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 300.0185p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 25

31 March 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	28 March 2025
Number of ordinary shares purchased:	2,955,000
Highest price paid per share:	301.0000p
Lowest price paid per share:	293.2000p
Volume weighted average price paid per share:	297.0167p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,333,345,937 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,333,345,937 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7884C_1-2025-3-28.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 107,119,387 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 299.9357p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755